Exhibit 2.2

EXECUTION VERSION

TAX SHARING AND DISAFFILIATION AGREEMENT

Among

SUNGARD CAPITAL CORP.,

SUNGARD DATA SYSTEMS INC.

SUNGARD AVAILABILITY SERVICES CAPITAL, INC.

and

SUNGARD AVAILABILITY SERVICES HOLDINGS, LLC

Dated March 31, 2014

TABLE OF CONTENTS

Article 1 DEFINITIONS		2

Section 1.01.	General	2
Section 1.02.	Interpretation	10

Article 2 PREPARATION AND FILING OF TAX RETURNS, PAYMENT OF TAXES		10

Section 2.01.	Preparation and Filing of Tax Returns	10
	(a) SunGard Consolidated Returns	10
	(b) SunGard-AS Spinco Combined Returns	10
	(c) Separate Returns	10
	(d) Right of Review	11
	(e) Other Tax Returns	11
	(f) Authorizations	11
	(g) Amended Tax Returns	12
Section 2.02.	Allocation and Payment of Taxes	12
	(a) Pre-Distribution Period	12
	(b) Post-Distribution Period	12
	(c) Straddle Period	12
	(d) Taxes Not Shown on a Tax Return	12
	(e) Utilization of Tax Benefit Attributes	12
Section 2.03.	Transfer Taxes	13

Article 3 TAX MATTERS		13

Section 3.01.	Taxable Periods	13
Section 3.02.	Use of Tax Benefit Attributes	13
	(a) Carrybacks	13
	(b) Carryforwards	13
	(c) Use of Tax Benefit Attributes	14
Section 3.03.	Pre-Distribution Earnings and Profits	14
Section 3.04.	Capital and AS Spinco Income Tax Deductions in Respect of Certain Equity Awards; Incentive Compensation	14
Section 3.05.	AS Spinco Consolidated Group	14
Section 3.06.	Consistency in Filing Tax Returns	15
	(a) General	15
	(b) Intended Tax Treatment	15
Section 3.07.	Status of AS Spinco and Availability LLC	15
Section 3.08.	Section 336(e) Election	15
	(a) Protective Section 336(e) Election	15
	(b) Protective Section 336(e) Election Report	16
	(c) Protective Section 336(e) Election Reimbursement	16

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TAX SHARING AND DISAFFILIATION AGREEMENT

TAX SHARING AND DISAFFILIATION AGREEMENT (this “Agreement”), dated March 31, 2014, by and among, SUNGARD CAPITAL CORP., a Delaware corporation (“Capital”), SUNGARD DATA SYSTEMS INC., a Delaware corporation (“SDS”), SUNGARD AVAILABILITY SERVICES CAPITAL, INC., a Delaware corporation newly-formed by SDS (“AS Spinco”), and SUNGARD AVAILABILITY SERVICES HOLDINGS, LLC, a newly-formed Delaware limited liability company that is upon formation wholly-owned by SDS and classified as a disregarded entity for U.S. federal income tax purposes (“Availability LLC”). Capitalized terms used and not otherwise defined in this Agreement shall have the meanings assigned to those terms in the Separation Agreement (defined below).

W I T N E S S E T H

WHEREAS, Capital is the common parent of a multinational group of corporations (the “SunGard Group”) and the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Code that files consolidated U.S. federal income Tax Returns (the “SunGard Consolidated Group”);

WHEREAS, Capital, Capital II, SDS, AS Spinco and Availability LLC will effect certain transactions described in the Separation Agreement for the purpose of separating the AS Business from the SDS Business and aggregating the AS Business in Availability LLC and contributing the limited liability company interests of Availability LLC to AS Spinco;

WHEREAS, prior to the Distribution Date, (1) the members of the AS Spinco Group are members of the SunGard Group, (2) AS Spinco is a newly-formed member of the SunGard Group, and (3) certain members of the AS Spinco Group are included in the filing of consolidated, combined or unitary federal, state, local or foreign Tax Returns together with members of the SunGard Group or are disregarded entities the operations, income or assets of which are reflected on the Tax Returns of the SunGard Group;

WHEREAS, the Parties intend that (1) the Contribution and the First Internal Spin-Off qualify as a reorganization under Section 368(a)(1)(D) of the Code in which no gain or loss is recognized by SDS or AS Spinco and with each of SDS and AS Spinco as a party to the reorganization; (2) the Debt Repayment qualifies as a transfer under Section 361(b)(3) of the Code such that no gain is recognized upon the receipt of the Cash Proceeds by SDS in connection with the Contribution and the Debt Exchange qualifies as a distribution and exchange of “qualified property” under Section 361(c) of the Code; and (3) the First Internal Spin-Off, Second Internal Spin-Off and External Split-Off each qualify for non-recognition of gain or loss under Section 355 of the Code (collectively, the “Intended Tax Treatment”);

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. General. As used in this Agreement capitalized terms shall have the following meanings:

“Agreement” has the meaning assigned in the preamble hereto;

“AS Business” means the Availability Business as defined in the Separation Agreement;

“AS Spinco” has the meaning assigned in the preamble hereto;

“AS Spinco Assets” means any assets (including shares of stock and other equity interests) that are treated as held for the relevant Tax purposes, (1) immediately after the Contribution, by one or more members of the AS Spinco Group and, (2) immediately prior to the Contribution, by one or more members of the SunGard Group (including Availability LLC while wholly-owned by SDS);

“AS Spinco Common Stock” means the single class of authorized and outstanding common stock of AS Spinco;

“AS Spinco Consolidated Group” means the affiliated group of corporations (as defined in Section 1504(a) of the Code) as in existence after the Distribution Date of which AS Spinco is the common parent;

“AS Spinco D/355 Certificate” means an officer’s certificate in which the AS Spinco Representations are made or confirmed on behalf of AS Spinco in connection with the issuance of a Tax Opinion;

“AS Spinco Group” means (i) the AS Spinco Subsidiaries prior to the Contribution and (ii) AS Spinco and any Subsidiary, from time to time, of AS Spinco after the Contribution;

“AS Spinco Percentage” means 23%;

“AS Spinco Representations” means certain representations, statements, warranties and covenants of AS Spinco provided in connection with the issuance of a Tax Opinion;

“AS Spinco Separate Returns” has the meaning assigned in Section 2.01(c);

“AS Spinco Subsidiary” means (a) any and all Subsidiaries of SDS that conducted the AS Business prior to the Contribution and (b) any and all of the Subsidiaries of AS Spinco after the Contribution.

“Availability LLC” has the meaning assigned in the preamble hereto;

“Business Day” means any day other than a Saturday, a Sunday and a day on which banks are required or authorized by law to be closed in the City of New York;

“Capital” has the meaning assigned in the preamble hereto;

“Capital Common Stock” means the shares of Class A and Class L common stock of Capital authorized and outstanding on the Distribution Date;

“Capital D/355 Certificate” means an officer’s certificate in which the Capital Representations are made or confirmed on behalf of Capital, Capital II Holding and SDS in connection with the issuance of a Tax Opinion;

“Capital Group” means Capital, Capital II, Holdings, SDS and any other Subsidiary of Capital that is not a member of the AS Spinco Group;

“Capital II” means SunGard Capital Corp. II, a Delaware corporation;

“Capital II Preferred Stock” means the 11.5% cumulative preferred stock, par value $0.001 per share, of Capital II authorized and outstanding on the Distribution Date;

“Capital Representations” means certain representations, statements, warranties and covenants of Capital, Capital II, Holding and SDS provided in connection with the issuance of a Tax Opinion;

“Capital” has the meaning assigned in the preamble hereto;

“Code” means the Internal Revenue Code of 1986, as amended;

“Consolidated Group” of which a Person is a member in respect of a taxable period means (1) the SunGard Consolidated Group if the Person is a member thereof for such taxable period and (2) the AS Spinco Consolidated Group if such Person is a member thereof for such taxable period;

“Contribution” means the transfer by SDS of all of the outstanding limited liability company interests in Availability LLC to AS Spinco in exchange for (a) AS Spinco’s issuance of the AS Spinco Notes to SDS, (b) the Cash Proceeds in an amount up to $1,025 million representing the net loan proceeds borrowed by AS Spinco under the AS Spinco Bank Debt, and (c) AS Spinco Common Stock;

“Debt Repayment” means the use by SDS of the Cash Proceeds to repay Existing SDS Debt pursuant to Article III of the Separation Agreement;

“Disregarded Foreign Subsidiary” means any AS Spinco Subsidiary that is, prior to the Distribution Date, an entity disregarded as separate (within the meaning of section 301.7701-3 of the Regulations) from a member of the SunGard Group and subject to tax on a net income basis in a non-U.S. jurisdiction by reason of its residence, presence, place of incorporation, place of effective control or management, or otherwise;

“Distribution” means each of the First Internal Spin-Off, the Second Internal Spin-Off, and the External Split-Off;

“Distribution Date” means the closing date of the External Split-Off;

“Distribution Tax” means any Tax required to be paid by or imposed on any Party or any of its Subsidiaries resulting from, or directly arising in connection with, the failure of the Contribution, the Debt Exchange, the Debt Repayment, any Internal Spin-Off or the External Split-Off to qualify for the Intended Tax Treatment;

“Election Request” has the meaning assigned in Section 3.08(a);

“External Split-Off” means the transfer by Capital II of all of the AS Spinco Common Stock to the preferred shareholders of Capital II on a pro rata basis in exchange for a portion of their Capital II Preferred Stock;

“Favorable Tax Opinion” means a written tax opinion at a “should” level (or higher) by an independent tax counsel or accounting firm of recognized national standing acceptable to Capital and AS Spinco and upon which Capital and SDS or AS Spinco, as applicable, can rely to the effect that a transaction should not affect the Intended Tax Treatment. Any such opinion shall assume that the Contribution, the Debt Repayment, the Debt Exchange, the Internal Spin-Offs and the External Split-Off would qualify for the Intended Tax Treatment if the transaction did not occur.

“Final Determination” means the final resolution of liability for any Tax for any taxable period by or as a result of (1) a final and unappealable decision, judgment, decree or other order of a court of competent jurisdiction; (2) a final settlement, compromise or other agreement with the relevant Taxing Authority, an agreement that constitutes a determination under Section 1313(a)(4) of the Code, an agreement contained in an IRS form 870-AD, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under State, local or foreign law; (3) the expiration of the applicable statute of limitations; or (4) payment of such Tax, if assessed by a Taxing Authority, pursuant to an agreement in writing by AS Spinco and Capital (or any of their Subsidiaries) to accept such assessment;

“First Internal Spin-Off” means the distribution by SDS, in respect of the stock of SDS, of all the AS Spinco Common Stock held by SDS to Holdco LLC, which is a limited liability company wholly owned by Holding, immediately followed by a distribution of such AS Spinco Common Stock by Holdco LLC to Holding;

“Fund” is a fund entity that is associated with a Sponsor and directly owns stock of Capital or Capital II;

“Fund Representation Letter” means the certificate from an officer of a Fund in which certain representations, statements and covenants are made in connection with the issuance of a Tax Opinion;

“Group” of which a Person is a member means (1) the Capital Group if the Person is a member of the Capital Group and (2) the AS Spinco Group if such Person is a member of the AS Spinco Group;

“Holdco LLC” means SunGard Holdco LLC, a Delaware limited liability company.

“Holding” means SunGard Holding Corp., a Delaware corporation;

“Income Taxes” means any Taxes based upon, measured by, or calculated with respect to: (i) net income or profits or net receipts (including, but not limited to, any capital gains, minimum Tax, or any Tax on items of Tax preference, but not including sales, use, real or personal property, value added, escheat, excise or transfer or similar Taxes) or (ii) multiple bases (including franchise, doing business and occupation Taxes) if one or more bases upon which such Tax may be based, measured by, or calculated with respect to, is described in clause (i);

“Income Tax Return” means any Tax Return in respect of Income Taxes;

“Intended Tax Treatment” has the meaning assigned thereto in the preamble hereto;

“Internal Separation” means the transfer to Availability LLC of all of the AS Spinco Assets occurring prior to the Contribution.

“Key Managers” shall have the meaning set forth in the Employee Matters Agreement;

“IRS” means the Internal Revenue Service;

“Internal Spin-Offs” means the First Internal Spin-Off and the Second Internal Spin-Off;

“Mitigation Amount” has the meaning assigned in Section 5.05.

“Non-Income Taxes” means any Taxes other than Income Taxes including, for the avoidance of doubt, sales, use, value added, excise, goods and services, customs, escheat and similar Taxes;

“Non-Income Tax Return” means any Tax Return in respect of Non-Income Taxes;

“Party” means each of Capital, SDS, AS Spinco and Availability LLC;

“Person” means any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government (including any agency or political subdivision thereof);

“Post-Distribution Period” means any Tax period beginning after the Distribution Date and the portion of any Straddle Period beginning after the Distribution Date;

“Pre-Distribution Period” means any Tax period ending on or before the Distribution Date and the portion of any Straddle Period ending on the Distribution Date;

“Protective Section 336(e) Election” shall have the meaning assigned thereto in Section 3.08(a);

“Protective Section 336(e) Election Report” shall have the meaning assigned thereto in Section 3.08(b);

“Regulations” means the final, temporary and proposed Treasury regulations promulgated under the Code;

“Representation Letters” means the AS Spinco D/355 Certificate, the Capital D/355 Certificate, the AS Spinco Representations, the Capital Representations, the Senior Management Representation Letters and the Fund Representation Letters;

“Restricted Transaction” means any transaction or series of transactions by a Person (or one or more of its Subsidiaries) during the period from the Distribution Date to the first day after the second anniversary of the Distribution Date that would

(i) cause or allow its Consolidated Group not to be engaged in the active trade or business (for purposes of Section 355(b) of the Code and Regulations thereunder) that in the Tax Representations is represented to be conducted by the members of its Group;

(ii) sell, exchange, distribute, transfer or otherwise dispose of or agree to transfer or dispose of (all as determined for U.S. federal income tax purposes) 35% or more of the gross assets of its Group or its Consolidated Group (as it exists on the day after the Distribution Date) other than pursuant to sales or transfers of inventory in the ordinary course of business;

(iii) dissolve, liquidate or involve a merger, consolidation, reincorporation or other reorganization of such Person (other than with another member of that Person’s Consolidated Group);

(iv) redeem or otherwise purchase (i) any of its outstanding stock or other equity rights with respect to stock except for (A) stock purchases meeting the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to its amendment by Revenue Procedure 2003-48) or (B) so long as such redemptions or other purchases of stock or equity rights do not represent (individually or in the aggregate) more than 5% of the aggregate value or voting power of its capital stock or equity rights outstanding immediately after the Distribution, redemptions or other purchases of stock or other equity rights issued in connection with the performance of services (and not excessive by reference to services performed) from employees or directors (or former employees or directors) in connection with administering employee stock incentive compensation plans in the ordinary course or to align such employees’ stock ownership with their employer following the Distribution Date or (ii) any of the AS Spinco Notes;

(v) issue any of its stock (including, without limitation, restricted stock), unless such stock is issued in exchange for property, services or cash of approximately equivalent value and

(1)	does not constitute (individually or in the aggregate) more than 5% of the aggregate value or aggregate voting power of its capital stock outstanding immediately after the Distribution; or

(2)	is issued (A) to an employee or director in connection with the performance of services (and the stock issued is not excessive by reference to the services performed) in accordance with Safe Harbor VIII in Section 1.355-7(d) of the Regulations or (B) pursuant to the exercise or payment of a Substituted Equity Award or pursuant to Section 7.5 of the Employee Matters Agreement;

(vi) except with respect to the employee stock incentive compensation plans as in effect on the Distribution Date, enter into any agreements for sale or other disposition of its capital stock or amend its certificate of incorporation or other organizational documents or take any other action through shareholder vote or otherwise that affects the relative economic or voting rights of its outstanding stock (including, without limitation, any recapitalization, stock dividend or otherwise); and

(vii) enter into, or take affirmative steps in relation to, any negotiations, agreements or arrangements with respect to transactions or events (including stock issuances, option grants, capital contributions, acquisitions and changes in the voting power of any of its stock) that, separately or in conjunction with other transactions, may cause the Distribution to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly stock representing a “50 percent or greater interest” in such Person within the meaning of Section 355(e)(4) of the Code.

“Restructuring Tax” means any Tax, other than any Distribution Tax or Transfer Taxes described in Section 2.03, imposed as a result of or directly in connection with (1) the Contribution or the transfer of any other assets pursuant to Section 2.01 of the Separation Agreement or (2) the assumption by AS Spinco and/or Availability LLC of liabilities of SDS or its Affiliates pursuant to the Separation Agreement;

“SDS” has the meaning assigned in the preamble hereto;

“SDS Percentage” means 77%;

“Separation Agreement” means the Separation and Distribution Agreement, dated March 31, 2014, by and among Capital, Capital II, Holding, Holdco LLC, SDS, AS Spinco, and Availability LLC;

“Second Internal Spin-Off” means the distribution, in respect of the stock of Holding, by Holding of all of the shares of AS Spinco Common Stock held by Holding to Capital II pursuant to the Separation Agreement;

“Senior Management Representation Letters” means the certificates from the Chief Executive Officers of AS Spinco and Capital in which certain representations, statements and covenants are made in connection with the issuance of a Tax Opinion;

“Sponsor” shall mean Silver Lake Management Company, L.L.C.; Bain Capital Partners, LLC; Blackstone Communications Advisors I L.L.C. and Blackstone Management Partners IV L.L.C.; Goldman Sachs & Co.; Kohlberg Kravis Roberts & Co. L.P.; Providence Equity Partners V Inc.; and TPG GenPar IV, L.P.;

“Straddle Period” means a Tax period beginning on or before and ending after the Distribution Date;

“Subsidiary” means any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities of which Capital or AS Spinco or any Person, as applicable, owns directly or indirectly at least 50%, measured by voting power or value;

“Substituted Equity Award” means any (vested or unvested) employee stock option or restricted stock unit in respect of Capital Common Stock, Capital II Preferred Stock or AS Spinco Common Stock (the grant, exercise or vesting of which is subject to Section 83(a) of the Code or a similar provision of applicable foreign Tax law) and that has been adjusted or converted pursuant to the Employee Matters Agreement from a (vested or unvested) employee stock option or restricted stock unit (the grant, exercise or vesting of which is subject to Section 83(a) of the Code or a similar provision of applicable foreign Tax law) that was granted by a member of the SunGard Group to an employee of the SunGard Group on or prior to the Distribution Date;

“SunGard Consolidated Group” has the meaning assigned thereto in the preamble hereto;

“SunGard Consolidated Return” means any consolidated U.S. federal Income Tax Return of the SunGard Consolidated Group that includes AS Spinco or one or more AS Spinco Subsidiaries;

“SunGard Group” has the meaning assigned thereto in the preamble hereto;

“SunGard Separate Returns” has the meaning assigned in Section 2.01(c);

“SunGard-AS Spinco Combined Returns” means any combined, unitary or consolidated Income Tax Return filed or to be filed with a State Taxing Authority that includes both a member of the Capital Group and any AS Spinco Subsidiary;

“Tainting Act” means, for each of AS Spinco and Capital (1) any action or omission by any member of its Group (including any officer or director thereof) that is inconsistent with the Tax Representations or any information submitted with respect to obtaining the Tax Opinion; (2) a failure of any of its representations made in this Agreement to be true and complete when made or otherwise relevant; (3) the breach by any member of its Group (including any officer or director thereof) of any covenant made in this Agreement or in the Tax Representations by or on behalf of such member; and (4) any other action or omission by any member of its Group (or any officer or director thereof) that (i) is not required pursuant to this Agreement or the Separation Agreement and (ii) such member knows or reasonably should expect, after consultation with its tax advisor, likely will give rise to Distribution Tax;

“Tax” or “Taxes” means any federal, State, local or foreign income, gross receipts, franchise, estimated, extension, escheat, alternative minimum, add-on minimum, sales, use, goods and services, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing;

“Taxing Authority” means any governmental body, agency, commission or authority having jurisdiction over the assessment, determination, collection or imposition of any Tax;

“Tax Benefit Attribute” means any net operating loss, net capital loss, foreign tax credit, general business credit or any other similar Tax asset or attribute;

“Tax Opinion” means the summary opinions and the opinions with technical analysis issued to Capital, Capital II and SDS by Shearman & Sterling LLP and Ropes & Gray LLP with respect to the qualification of (A) the Contribution and the First Internal Spin-Off as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, (B) the Debt Repayment as a transfer under Section 361(b)(3) of the Code and the Debt Exchange as a transaction described in Section 361(c) of the Code, and (C) each of the First Internal Spin-Off, the Second Internal Spin-Off and the External Split-Off, as a transaction described in Code section 355 of the Code;

“Tax Package” has the meaning assigned in Section 6.01(b) below;

“Tax Representations” means the representations, statements, warranties and covenants set forth in the Representation Letters;

“Tax Return” means any return, declaration, statement, report, form and information return relating to Taxes, including any amendments thereto and any related or supporting information;

“Transfer Taxes” has the meaning assigned in Section 2.03;

Section 1.02. Interpretation. The provisions of Section 1.02 of the Separation Agreement are incorporated by reference and shall apply to the terms and provisions of this Agreement and the Parties hereto mutatis mutandis.

ARTICLE 2

PREPARATION AND FILING OF TAX RETURNS,

PAYMENT OF TAXES

Section 2.01. Preparation and Filing of Tax Returns.

(a) SunGard Consolidated Returns. For each taxable year for which Capital files a consolidated U.S. federal income Tax Return and that begins on or before the Distribution Date, Capital shall include all members of the AS Spinco Group that Capital is permitted to include under applicable law in such consolidated Tax Return. Capital shall prepare and timely file (or cause to be prepared and timely filed) with the IRS any and all SunGard Consolidated Returns (including extension requests, and other documents and statements). SunGard Consolidated Returns shall include all income, gains, losses, deductions, credits and other Tax attributes of the members of the AS Spinco Group for all taxable periods for which Capital is entitled to include such member of the AS Spinco Group in such Tax Returns. AS Spinco agrees to, and shall compel each other such included member of the AS Spinco Group to, (i) timely file or join in the filing of the SunGard Consolidated Returns including extension requests, and other documents and statements, and (ii) take such other actions as Capital in good faith determines to be necessary to prepare, complete and timely file SunGard Consolidated Returns and to carry out the purposes and intent of this Section 2.01(a).

(b) SunGard-AS Spinco Combined Returns. Capital shall prepare and timely file (or cause to be prepared and timely filed) with the relevant State Taxing Authority any SunGard-AS Spinco Combined Returns. AS Spinco agrees to, and shall compel each other member of the AS Spinco Group (including disregarded entities) whose Tax information is included in any SunGard-AS Spinco Combined Return to (i) evidence agreement to be included in such SunGard-AS Spinco Combined Return on the appropriate form and (ii) take such other action as Capital in good faith determines to be necessary to prepare, complete and timely file SunGard-AS Spinco Combined Returns and to carry out the purposes and intent of this Section 2.01(b).

(c) Separate Returns. Capital shall be responsible for the preparation and timely filing of any other Tax Return with respect to any Tax (including Non-Income Taxes) that includes a member of the Capital Group (the “SunGard Separate Returns”). For any Tax Return with respect to any Tax (including Non-Income Taxes) that includes an AS Spinco Subsidiary or its operations or assets and that does not include any member of the Capital Group or their operations or assets (the “AS Spinco Separate Returns”), Capital shall be responsible for the preparation of any such AS Spinco Separate Return that is an Income Tax Return for a Pre-Distribution Period or Straddle Period and AS Spinco shall be responsible for the preparation and filing of any such AS Spinco Separate Return that is a Non-Income Tax Return for a Pre-Distribution Period. Any such AS Spinco Separate Return shall be prepared in a manner consistent with the current practice, elections, positions and methods used in filing the applicable

AS Spinco Separate Return, and AS Spinco shall be responsible for the filing of such AS Spinco Separate Return; provided that, in the case of a AS Spinco Separate Return that is an Income Tax Return and relates to a Straddle Period, AS Spinco shall provide Capital on a timely basis with information with respect to the portion of such Straddle Period that begins after the Distribution Date that is necessary to prepare such AS Spinco Separate Return, which information will be prepared on a basis consistent with the current practices of such AS Spinco Separate Return.

(d) Right of Review. Capital shall have exclusive responsibility for and control of the preparation and filing of (including requests for extensions) SunGard Consolidated Returns, SunGard-AS Spinco Combined Returns, SunGard Separate Returns and any other Tax Return filed with any Taxing Authority in connection with the determination of the U.S. federal income tax liability of the SunGard Consolidated Group or a Tax liability (domestic or foreign) with respect to a SunGard-AS Spinco Combined Return, SunGard Separate Return or any other Tax Return of the SunGard Group or its Subsidiaries including AS Spinco Separate Returns that are Income Tax Returns for Pre-Distribution Periods; provided, except as set forth below in this Section 2.01(d), AS Spinco shall have exclusive responsibility for and control of the preparation and filing of AS Spinco Separate Returns that are Non-Income Tax Returns, provided further that, for a Pre-Distribution Period or a Straddle Period such Tax Returns shall be prepared in a manner consistent with Capital’s (or its relevant Subsidiary’s) current practice, elections, positions and methods used in filing the relevant Tax Returns, unless otherwise required by applicable Tax law or as determined in good faith by Capital. Notwithstanding the foregoing, Capital shall notify AS Spinco of any portion of any such Tax Return that relates to the AS Spinco Group and is not prepared in a manner consistent with current practice or does not reflect a current election, position or method used in filing the relevant Tax Return. With respect to AS Spinco Separate Returns that are Income Tax Returns and are prepared by Capital pursuant to Section 2.01(c), Capital shall provide AS Spinco with a reasonable opportunity to review such AS Spinco Separate Return, including any allocation of Taxes for a Straddle Period pursuant to Section 2.02(c), and shall consider in good faith the reasonable comments made by AS Spinco with respect to such Tax Returns. With respect to AS Spinco Separate Returns that are Non-Income Tax Returns that are prepared by AS Spinco pursuant to Section 2.01(c), AS Spinco shall provide Capital with a reasonable opportunity to review such Non-Income Tax Returns, and shall consider in good faith the reasonable comments made by Capital with respect to such Non-Income Tax Returns. In each case, the Parties shall attempt in good faith to resolve any disagreements resulting from their review.

(e) Other Tax Returns. The filing of any Tax Return not otherwise expressly dealt with in this Section 2.01 shall be filed by the Person who is responsible for filing such Tax Return under applicable Tax law and the payment of any Taxes shown as due or otherwise required to be reported on such Tax Returns shall be the responsibility of the Person who is primarily liable for such Taxes under applicable Tax law. In the case of a consolidated, combined, unitary or other group Tax Return, the member or other entity whose activity or operations generate the Taxes for which payment is due (computed on a stand alone basis) shall be treated as the Person who is primarily liable for such Taxes under applicable Tax Law for purposes of this Agreement.

(f) Authorizations. Capital and AS Spinco shall, and if necessary or appropriate shall cause their respective Subsidiaries to, prepare, sign and timely file any consents, elections,

powers of attorney and other documents, and shall take any other actions necessary or appropriate, to effect the filing of any Tax Return pursuant to this Section 2.01 or to contest such Tax Return in accordance with Section 5.03.

(g) Amended Tax Returns. Capital shall have exclusive control in respect of the filing of any amendment in respect of any SunGard Consolidated Return, any SunGard-AS Spinco Combined Return, any SunGard Separate Return and any AS Separate Return that is an Income Tax Return for a Pre-Distribution Period or Straddle Period and AS Spinco shall have exclusive control in respect of the filing of any amendment in respect of any AS Separate Return that is a Non-Income Tax Return for a Pre-Distribution Period or Straddle Period.

Section 2.02. Allocation and Payment of Taxes

(a) Pre-Distribution Period. Except as provided otherwise in this Agreement, SDS shall be liable for and shall pay (or cause to be paid) to the relevant Taxing Authority any Income Taxes of or relating to any member of the SunGard Group for any Pre-Distribution Period (other than any portion of a Straddle Period) and AS Spinco shall be liable for and shall pay any Non-Income Taxes of or relating to any member of the AS Spinco Group or their operations or assets for any Pre-Distribution Period (including any portion of a Straddle Period).

(b) Post-Distribution Period. AS Spinco shall be liable for and shall pay (or cause to be paid) to the relevant Taxing Authority any Taxes of or relating to AS Spinco and any member of the AS Spinco Group for any Post-Distribution Period.

(c) Straddle Period. With respect to any Tax Return for a Straddle Period that includes a member of the AS Spinco Group or any such member’s assets or operations, the Parties and their respective Subsidiaries shall treat, and elect to treat the close of the Distribution Date as the last day of the Tax period. If no such election is permitted, the Taxes for the Straddle Period shall be allocated to the Pre-Distribution Period as follows: (A) in the case of real or personal property taxes, taxes based on capital, or a flat minimum amount tax, the total amount of such Taxes multiplied by a fraction, the numerator of which is the number of days in the partial period through and including the Distribution Date and the denominator of which is the total number of days in such Straddle Period; and (B) in the case of all other Taxes based on or in respect of income, the Tax computed on the basis of the taxable income or loss of AS Spinco and any member of the AS Spinco Group, as applicable, for such partial period determined from its books and records based upon an actual closing of the books methodology. AS Spinco shall be responsible for any Income Taxes attributable to the portion of the Straddle Period that begins after the Distribution Date as allocated under this Section 2.02(c), and for all Non-Income Taxes for the entire Straddle Period.

(d) Taxes Not Shown on a Tax Return. Except as otherwise provided in this Agreement, each Party and its respective Subsidiaries shall timely pay when due any Taxes not shown on a Tax Return filed by a member of a Group, such as Taxes invoiced by a Taxing Authority, for which such Party or Subsidiary is liable under applicable Tax law.

(e) Utilization of Tax Benefit Attributes. No Group member that utilizes a Tax Benefit Attribute of a member of the other Group shall be required to compensate or make any payment to such member of the other Group with respect to the utilization of such Tax Benefit Attribute except as provided in Section 4.02.

Section 2.03. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the Parties agree that all sales, use, transfer, recordation, documentary, stamp or similar Non-Income Taxes, applicable to, or resulting from (i) the Internal Separation, (ii) the Contribution, (iii) the Distributions, and (iv) any other distribution, transfer, assignment or other disposition, in respect of the acquisition of AS Business by Availability LLC in connection with and in preparation for the Distributions (“Transfer Taxes”) shall be borne equally by SDS and AS Spinco. Capital shall determine the manner in which any Transfer Taxes and any corresponding transactions are reported for Tax purposes, including any position that no Transfer taxes are due and payable and, unless otherwise required pursuant to a Final Determination, no member of the AS Spinco Group shall take any action that is inconsistent with the manner in which such Transfer Taxes and transactions are reported. Capital shall file (or cause to be filed) all necessary documentation with respect to such Transfer Taxes on a timely basis; provided that AS Spinco shall cooperate with the preparation of any such documentation and, to the extent required by applicable Tax law, will timely file such documentation.

ARTICLE 3

TAX MATTERS

Section 3.01. Taxable Periods. Unless prohibited by applicable law, any taxable year or other period of AS Spinco or any AS Spinco Subsidiary (including any Disregarded Foreign Subsidiary) that is included in a SunGard Consolidated Return, SunGard-AS Spinco Combined Return or SunGard Separate Return that includes the Distribution Date shall end on the close of the Distribution Date. Taxes or Tax attributes of AS Spinco and any AS Spinco Subsidiary for the taxable period including the Distribution Date shall be allocated using a closing-of-the-books method. If applicable law prohibits a Disregarded Foreign Subsidiary from closing its taxable year as of the Distribution Date, Capital and such Disregarded Foreign Subsidiary shall determine any Tax items includible in a SunGard Consolidated Return, SunGard-AS Spinco Combined Return or SunGard Separate Return as if its taxable year had closed as of the end of the Distribution Date in accordance with principles of Section 2.02(c).

Section 3.02. Use of Tax Benefit Attributes.

(a) Carrybacks. If a Tax Benefit Attribute arises in any taxable period beginning on or after the Distribution Date in respect of any Tax Return of AS Spinco or any other member of the AS Spinco Group, to the fullest extent permitted under applicable Tax law, the AS Spinco Consolidated Group, or the relevant member of the AS Spinco Group, as applicable, shall waive the carryback of such Tax Benefit Attribute. Notwithstanding Section 4.01(b) and Section 5.04, no payment shall be required for a carryback of any Tax Benefit Attribute of any member of the AS Spinco Group for the use of any member of the SunGard Group or in respect of a SunGard Consolidated Return.

(b) Carryforwards. Capital shall notify AS Spinco (a) as soon as practicable after the Distribution Date of any consolidated carryover item that may be partially or totally allocable to a member of the AS Spinco Group and carried over to a taxable period beginning after the Distribution Date and (b) promptly of subsequent adjustments which may affect such carryover item.

(c) Use of Tax Benefit Attributes. No member of either Group shall enter into a transaction after the Distribution Date with the principal purpose or effect of reducing a Tax Benefit Attribute that otherwise could be used or would be available to the other Group, without the other Group’s prior written consent, which consent shall not be unreasonably withheld or delayed.

Section 3.03. Pre-Distribution Earnings and Profits. Capital and SDS shall, in accordance with Sections 1.312-10(a) and 1.1502-33(f)(2) of the Regulations, allocate earnings and profits between SDS and AS Spinco in connection with the First Internal Spin-Off, such allocation shall control for Post-Distribution Periods, and if applicable, Capital shall determine any allocations and/or reductions of earnings and profits and foreign taxes paid or accrued with respect to the Contribution and Distribution, and such allocations and/or reductions shall control for Post-Distribution Periods. As reasonably requested by AS Spinco, Capital agrees to provide AS Spinco with copies of any workpapers or other documentation that were used in connection with determining the allocations and/or reductions of earnings and profits and foreign taxes paid or accrued under this Section 3.03.

Section 3.04. Capital and AS Spinco Income Tax Deductions in Respect of Certain Equity Awards; Incentive Compensation. The member of the Group for which the relevant individual is currently employed or, if such individual is not currently employed by a member of the Group, was most recently employed at the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event, as appropriate, in respect of the equity awards and other incentive compensation described in the Employee Matters Agreement shall be entitled exclusively to claim any and all Income Tax deductions in respect of such equity awards and other incentive compensation on its respective Tax Return associated with such event. For the avoidance of doubt, AS Spinco shall be entitled exclusively to claim all Income Tax deductions in respect of equity awards of AS Spinco Common Stock granted to Key Managers pursuant to Section 7.05 of the Employee Matters Agreement, and neither Capital nor any other member of the Capital Group shall be responsible for paying gross-ups in respect of such awards. AS Spinco shall comply with (A) the provisions of such Section 7.05 in causing Key Managers to own AS Spinco stock as described in such Section 7.05 and (B) the guidelines set forth in Schedule 7.5 to the Employee Matters Agreement for implementing such provisions.

Section 3.05. AS Spinco Consolidated Group. AS Spinco shall timely elect to file a consolidated U.S. federal income Tax Return pursuant to Section 1.1502-75(a) of the Regulations for taxable years beginning after the Distribution Date and shall cause each of its Subsidiaries that is, or is treated for U.S. federal income tax purposes as, an eligible U.S. domestic corporation to join in the filing of such consolidated Tax Return for each such taxable year.

Section 3.06. Consistency in Filing Tax Returns.

(a) General. On or after the Distribution Date, neither Capital nor AS Spinco shall, or shall permit any member of its Group to, make or change any accounting method, change its taxable year, amend any Tax Return or take any Tax position on any Tax Return, take any other action, omit to take any action, or enter into any transaction other than in the ordinary course of business, that may reasonably be expected to result in, or does result in, any increased Tax liability of a member of the respective other Group, except with the prior written consent of AS Spinco, in the case of such a change, amendment or other action by the Capital Group, or Capital, in case of such a change, amendment or other action by the AS Spinco Group, which consent shall not be unreasonably withheld or delayed. The Parties hereto agree to file, and to cause the other members of the Capital Group and the AS Spinco Group, as applicable, to file, all U.S. federal, State and local income Tax Returns in accordance with this Article 3.

(b) Intended Tax Treatment. Without limiting the foregoing, unless otherwise required by a Final Determination, the Tax treatment reported on any Tax Return of the AS Spinco Group shall be consistent with the Intended Tax Treatment. To the extent that there are transactions relating to the Contribution or Distribution that are not covered by the Intended Tax Treatment, Capital shall determine the proper Tax treatment for such transactions and the method of reporting such transactions on any Tax Return, and such treatment and reporting method shall be used by the AS Spinco Group in preparing and filing any Tax Return of the AS Spinco Group.

Section 3.07. Status of AS Spinco and Availability LLC. For a period of not less than two consecutive years immediately following the Distribution Date, (a) AS Spinco shall maintain its status as a separate corporation and not change its classification under U.S. federal income tax law; and (b) AS Spinco will directly own all of the equity interests of Availability LLC, and Availability LLC will remain classified as an entity that is disregarded as separate from AS Spinco (within the meaning of section 301.7701-3 of the Regulations) for U.S. federal income tax purposes. During this period, such classification of Availability LLC shall not be changed without the prior written consent of Capital (as it may determine in its sole discretion).

Section 3.08. Section 336(e) Election.

(a) Protective Section 336(e) Election. Following completion of the Protective Section 336(e) Election Report pursuant to Section 3.08(b) below and subject to compliance by AS Spinco for further documentation provided by Section 3.08(c), the Parties agree that (i) at the written request of AS Spinco not later than the first anniversary of the External Split-Off (an “Election Request”), Capital and AS Spinco shall enter into a written, binding agreement and (ii) Capital shall timely make a protective election under Section 336(e) of the Code (and any similar provision of any state or local jurisdiction) and Regulation section 1.336-2(j) (a “Protective Section 336(e) Election”) with respect to the External Split-Off, in each case, in accordance with Regulation section 1.336-2(h). If the Election Request is made by AS Spinco, Capital shall timely file such forms as may be contemplated by applicable Tax law or administrative practice to effect such Protective Section 336(e) Election and the Parties will cooperate with each other in making the Protective Section 336(e) Election. Without limiting the foregoing, the Parties shall file statements, amend Tax Returns, provide assistance and take such other action as Capital determines in good faith are necessary to carry out the purposes and intent of this Section 3.08.

To the extent, pursuant to a Final Determination, the External Split-Off constitutes a “qualified stock disposition,” as defined in Regulation Section 1.336-1(b)(6), the Parties shall not and shall not permit any of their respective Subsidiaries to, take any position for Tax purposes inconsistent with the relevant Protective Section 336(e) Election, except as may be required pursuant to a Final Determination. For the avoidance of doubt, Capital shall be permitted (as it may determine in its sole discretion) to make an election under Regulation section 1.1502-13(f)(5)(ii) in accordance with Regulation section 1.1502-13(f)(5)(ii)(E) and specifying Regulation section 1.1502-13(f)(5)(ii)(C) as the basis for relief.

(b) Protective Section 336(e) Election Report. No later than three months following the Distribution Date, Capital and AS Spinco shall jointly retain an independent accounting firm and/or law firm of recognized national standing (mutually acceptable to each Party) to assist them in analyzing and preparing a report (the “Protective Section 336(e) Election Report”) discussing the tax consequences and the relevant benefits and costs to the AS Spinco Group and the Capital Group of making a Protective Section 336(e) Election in respect of the External Split-Off, including the potential tax basis step-up in the assets of AS Spinco and its Subsidiaries, the tax effect on the Capital Group and the SunGard Group, and the potential for relief to the Capital Group under Regulation Section 1.1502-13(f)(5)(ii), and any other relevant matters. The Section 336 Report shall be completed by the six-month anniversary of the Distribution Date (subject to extension as mutually agreed by the Parties) and the out-of-pocket fees, expenses and costs incurred in preparing the Protective Section 336(e) Election Report shall be for the account of and paid by AS Spinco.

(c) Protective Section 336(e) Election Reimbursement. If AS Spinco makes the Election Request, AS Spinco shall reimburse Capital and the other members of the Capital Group for any and all incremental Taxes (including any Taxes resulting from such reimbursement) incurred by or otherwise imposed on Capital and the other members of the Capital Group and the SunGard Group that would not have arisen but for the Protective Section 336(e) Election (and any corresponding provision of State or local law) determined on a with and without basis and any reasonable out-of-pocket costs, fees and expenses incurred by the Capital Group in complying with such request. For the avoidance of doubt, the Parties acknowledge and agree that the reimbursement right of the Capital Group shall include the right to be reimbursed for additional Taxes, if any, that would be incurred by the Capital Group, for example, because the basis of AS Spinco Common Stock exceeds the basis of the AS Spinco assets at the time of the External Split-Off or because the Distribution involves multiple distributions of AS Spinco Common Stock by members of the Capital Group or because of disallowed losses. The Parties shall negotiate in good faith and AS Spinco shall cooperate with any reasonable request by Capital in connection with Capital making the Protective Section 336(e) Election, including entering into an agreement supplementing the Capital Group’s right of reimbursement or otherwise addressing points raised in the Protective Section 336(e) Report consistent with the intent of this Section 3.08. For the avoidance of doubt, it is the intention of the Parties that the Protective Section 336(e) Election shall be Tax and cost neutral to Capital and the other members of the Capital Group and the SunGard Group and the Tax benefit from any basis step-up in the assets of AS Spinco or other Tax benefit made available to AS Spinco because such election shall be for the account of AS Spinco, provided that nothing in this Section 3.08 shall be read to alter the rights and obligations of the Parties under Section 4.01 in respect of a Distribution Tax.

ARTICLE 4

INDEMNITY

Section 4.01. Indemnification.

(a) Indemnification by AS Spinco. AS Spinco shall, on an after-Tax basis (as provided in Section 4.06), indemnify Capital, SDS and their respective Subsidiaries against and hold Capital, SDS and their respective Subsidiaries harmless from:

(i) except to the extent such amount relates to Restructuring Taxes or Distribution Taxes, any and all Non-Income Taxes of the AS Spinco Subsidiaries and their operations and assets for Pre-Distribution Periods, Straddle Period Taxes of the AS Spinco Group allocable under Section 2.02(c) to the Post-Distribution Period, and Transfer Taxes allocable to AS Spinco under Section 2.03;

(ii) the AS Spinco Percentage of any amount of Restructuring Tax and Distribution Tax, except to the extent due to a Tainting Act;

(iii) any amount of Restructuring Tax or Distribution Tax resulting from a Tainting Act of any member of the AS Spinco Group, and

(iv) reasonable out-of-pocket costs, expenses and fees incurred or otherwise paid in connection with matters indemnified against under this Section 4.01(a).

(b) Indemnification by SDS. SDS shall, on an after-Tax basis (as provided in Section 4.06), indemnify AS Spinco and its Subsidiaries against and hold AS Spinco and its Subsidiaries harmless from:

(i) except to the extent such amount relates to Restructuring Taxes or Distribution Taxes or is indemnified by AS Spinco pursuant to Section 4.01(a)(i), any and all Income Taxes payable with respect to any SunGard Consolidated Return, SunGard-AS Spinco Combined Return, SunGard Separate Return, AS Spinco Separate Return that is an Income Tax Return for a Pre-Distribution Period, Straddle Period Income Taxes allocable under Section 2.02(c) to the Pre-Distribution Period, and Transfer Taxes allocable to SDS under Section 2.03;

(ii) the SDS Percentage of any amount of Restructuring Tax and Distribution Tax, except to the extent due to a Tainting Act;

(iii) any amount of Restructuring Tax or Distribution Tax resulting from a Tainting Act of any member of the Capital Group; and

(iv) reasonable out-of-pocket costs, expenses and fees incurred or otherwise paid in connection with matters indemnified against under this Section 4.01(b).

Section 4.02. Payment for Reduced Tax Benefit Attributes. AS Spinco shall, on an after-Tax basis (as provided in Section 4.06), indemnify Capital, SDS and their respective Subsidiaries against and hold Capital, SDS and their respective Subsidiaries harmless from any amount of Tax that would not have been imposed but for the fact that a Tax Benefit Attribute of a Disregarded Foreign Subsidiary available and actually used by a member of the Capital Group or the SunGard Group is less than if such Tax Benefit Attribute were determined (i) under a closing of the books method pursuant to Section 3.01 and (ii) consistently with Section 3.02(c). If the amount of a Tax Benefit Attribute is adjusted as a result of a Final Determination, the amount of the indemnification pursuant to this Section 4.02 and in accordance with Section 3.01 and Section 3.02(c) shall be adjusted to reflect such Final Determination.

Section 4.03. Treatment of Indemnity Payments. Except to the extent otherwise required by applicable Tax law, any indemnity payment hereunder shall be treated, for all Tax purposes, as made immediately before the First Internal Spin-Off (i) as a distribution by AS Spinco to SDS, if made pursuant to Section 4.01(a), and (ii) as a contribution by SDS to AS Spinco, if made pursuant to Section 4.01(b).

Section 4.04. Timing of Indemnity Payments. Any payment by one Party pursuant to Section 4.01 shall be made within ten Business Days of receipt of a claim of the other Party, but in no event more than five Business Days prior to the due date of the related payment of Taxes to the relevant Taxing Authority, unless explicitly provided otherwise in this Agreement. Notwithstanding the foregoing, in the event that a Tax is contested, if the Party that has the right to contest such Tax is indemnified, in whole or in part, by the other Party, then the indemnifying Party shall deposit the indemnified portion of the contested amount of Tax with the contesting Party within ten Business Days of receipt of a demand for a deposit from the contesting Party.

Section 4.05. Refunds of Indemnified Taxes. If any portion of Taxes with respect to which one Party is indemnified pursuant to Section 4.01 by another Party is refunded by a Taxing Authority, such refund, including any related interest thereon but net of any cost and expense incurred by the indemnified Party in connection with such refund, shall be the property of the Party that made a payment to the other Party pursuant to Section 4.01, and, if received by the Party that received the indemnification payment pursuant to Section 4.01, such Party shall promptly pay over such refund, including any related interest thereon but net of any cost and expense incurred by the indemnified Party in connection with such refund, to the Party that made the indemnification payment.

Section 4.06. After-Tax Basis. All indemnity payments under this Article IV shall be (i) increased to take account of any net Tax cost actually incurred by the indemnified party arising from the receipt or accrual of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit actually realized by the indemnified party arising from the incurrence or payment of any amount or other loss indemnified against hereunder. In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any amount or other loss indemnified against hereunder. For purposes of this Section 4.06, an indemnified party shall be deemed to have “actually realized” a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable (including Taxes payable on an estimated basis) by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such amount indemnified against as the case may be. The Parties shall make any adjusting payment between each other as is required under this Section 4.06 within ten (10) days of the date an indemnified party is deemed to have actually realized each net Tax benefit or net Tax cost. The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination with respect to the indemnified party’s liability for Taxes and any payments necessary to reflect such adjustment shall be made within ten (10) days of such determination.

ARTICLE 5

REFUNDS, AUDITS, CONTROVERSIES, ADJUSTMENTS

Section 5.01. Refunds. Except to the extent set forth in Section 4.05, Capital shall have the right to any Income Tax refunds or other Tax benefits, and any interest thereon, in respect of any SunGard Consolidated Return, any SunGard-AS Spinco Combined Return for the payment of which Capital is responsible pursuant to Section 2.02(a) (to the extent of such responsibility), any SunGard Separate Return and any AS Spinco Separate Return that is an Income Tax Return for a Pre-Distribution Period, and AS Spinco shall promptly pay over to SDS any refund to which Capital is entitled pursuant to this Section 5.01 that is received by a member of the AS Spinco Group (net of any cost or expense incurred in connection with such refund); and AS Spinco shall have the right to any refund of Non-Income Taxes of the AS Spinco Subsidiaries and their operations and assets for Pre-Distribution Periods and any interest thereon and SDS shall promptly pay over to AS Spinco any refund of Non-Income Taxes to which AS Spinco is entitled pursuant to this Section 5.01 that is received by a member of the Capital Group (net of any cost or expense incurred in connection with such refund).

Section 5.02. Notification. If one of the Parties (or any of their respective Subsidiaries) receives any written notice of deficiency, claim or adjustment or any other written communication from a Taxing Authority regarding any Distribution Tax or Restructuring Tax, the Party (or its Subsidiary) receiving such notice or communication shall promptly give written notice thereof to the other Party. AS Spinco shall promptly forward any written notice of deficiency, claim or adjustment or any other written communication that any member of the AS Spinco Group receives from a Taxing Authority to Capital if such notice or communication may relate to any SunGard Consolidated Return, SunGard-AS Spinco Combined Return or SunGard Separate Return or any other matter for which Capital or SDS may be liable hereunder. Capital shall promptly forward any written notice of deficiency, claim or adjustment or any other written communication that any member of the Capital Group receives from a Taxing Authority to AS Spinco if such notice or communication may relate to an AS Spinco Separate Return or any other matter for which AS Spinco may be liable hereunder. A failure of Capital and SDS, on the one hand, or AS Spinco, on the other, to comply with this Section 5.02 shall not relieve the other Party of its indemnification obligation hereunder, except to the extent that such failure materially prejudices the ability of such other Party to contest the liability for the relevant Tax or increases the amount of such liability.

Section 5.03. Contests.

(a) SunGard Consolidated Returns, SunGard-AS Spinco Combined Returns and SunGard Separate Returns. Capital shall have exclusive and sole responsibility and control of the conduct of examinations and audits of any SunGard Consolidated Return, any SunGard-AS Spinco Combined Return, or any SunGard Separate Return by any Taxing Authority, and of any refund claims with respect thereto. If a SunGard Consolidated Return, a SunGard-AS Spinco Combined Return, or a SunGard Separate Return becomes the subject of litigation in any court, the conduct of the litigation shall be controlled exclusively by Capital. AS Spinco shall assist and cooperate with Capital during the course of any such examination, audit or litigation. AS Spinco shall have the right to participate, at its own expense, in any audit, examination or litigation to the extent it relates to a matter for which AS Spinco is required to indemnify Capital pursuant to Section 4.01(a)(iii) and Capital shall not settle such audit, examination or litigation without the prior consent of AS Spinco, which consent shall not be unreasonably withheld or delayed. AS Spinco shall reimburse Capital for all reasonable out-of-pocket costs and expenses incurred by the Capital Group that relate to any examination, audit or litigation of any matter for which AS Spinco is required to indemnify Capital within 10 Business Days of receiving an invoice from Capital therefor, including a calculation of the amount of costs and expenses that provides sufficient detail to permit AS Spinco to reasonably understand and identify the calculations, provided if AS Spinco is only liable under this Agreement for a portion of the relevant adjustment, AS Spinco shall only be responsible for a proportionate amount of such costs and expenses.

(b) AS Spinco Separate Returns. Capital shall have exclusive and sole responsibility and control of the conduct of examinations and audits of any AS Spinco Separate Return that is an Income Tax Return with respect to a Pre-Distribution Period (other than in respect of a Straddle Period) by any Taxing Authority and any litigation in respect thereof; provided that Capital will keep AS Spinco reasonably informed of the status and progress of such examination, audit or litigation and Capital shall not settle such audit, examination or litigation without the prior written consent of AS Spinco, which consent shall not be unreasonably withheld or delayed. With respect to Non-Income Tax Returns of AS Spinco Subsidiaries, AS Spinco shall have exclusive and sole control of the conduct of examinations and audits of such Non-Income Tax Returns with respect to a Pre-Distribution Period by any Taxing Authority and any litigation in respect thereof; provided that AS Spinco shall keep Capital reasonably informed of the status and progress of such examination, audit or litigation and AS Spinco shall not settle such examination, audit or controversy without the prior written consent of Capital (which consent shall not be unreasonably withheld or delayed). With respect to an AS Spinco Separate Return that is an Income Tax Return for a Straddle Period, the Party with the greater burden of the potential adjustment shall be entitled to control the conduct of any examination and audit of such AS Spinco Separate Return by any Taxing Authority and any litigation in respect thereof; provided that the non-controlling Party shall be entitled to participate, at its own expense, in any audit, examination or litigation, the controlling Party shall not settle such audit, examination or litigation without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed. Capital and AS Spinco shall each assist and cooperate with the other Party during the course of any such proceeding.

Section 5.04. Adjustments After Final Determination. If, as a result of a Final Determination, an adjustment by a Taxing Authority to Income Taxes or Non-Income Taxes is made with respect to a SunGard Consolidated Return, a SunGard-AS Spinco Combined Return, a SunGard Separate Return or an AS Spinco Separate Return, the allocation of liability and payment for Taxes shall be made in accordance with Section 2.02 and Section 4.01.

Section 5.05. Certain Compensation Deductions. If, as a result of a Final Determination, a Party (or its Subsidiary) that claimed a deduction pursuant to Section 3.04 is not allowed that deduction, in whole or in part, the other Party (or its Subsidiary) shall, upon request by such first Party, make a claim for such deductions if the taxable year to which such deductions would relate is not yet closed; provided, that the first Party has furnished the other Party (1) an opinion of counsel satisfactory to the other Party that such deduction by the other Party (or one of its Subsidiaries) is more likely than not to be sustained based on the Final Determination and (2) an acknowledgement that the first Party will reimburse the other Party for all reasonable out-of-pocket expenses incurred by the other Party (or any of its Subsidiaries) in connection with claiming such deduction. The other Party shall pay the first Party an amount equal to the amount by which the Taxes of the other Party have been actually reduced, as reflected on an amended Tax Return or claim for a refund, as a result of such deduction in such taxable year, or any prior or future taxable year to which such deductions may be carried, (the “Mitigation Amount”) assuming that such deductions will be treated as used after any other Tax Benefit Attribute of the claiming Party; provided that, if such deduction by such other Party (or any of its Subsidiaries) is not sustained in whole or in part in a Final Determination, the Party that received the Mitigation Amount shall return to the Party that paid the Mitigation Amount an amount equal to the reduction in the Mitigation Amount (if any) as a result of such Final Determination; provided, further, that the other Party shall be required to pay the first Party in respect of any Tax benefit realized in a future year only at the time when such benefit is actually realized (as determined under the principles of Section 4.06).

ARTICLE 6

INFORMATION AND COOPERATION; BOOKS AND RECORDS

Section 6.01. AS Spinco Tax Information.

(a) General. AS Spinco shall deliver to Capital, as soon as practicable upon Capital’s request, such information and data concerning the operations conducted before or as of the Distribution Date or in a Straddle Period by AS Spinco, and the members of the AS Spinco Group shall make available such knowledgeable employees of the AS Spinco Group as Capital may reasonably request, including providing the information and data required by Capital’s customary internal tax and accounting procedures, in order to enable Capital to complete and timely file all Tax Returns that Capital may be required to file with respect to the activities of any member of the AS Spinco Group, to respond to audits by any Taxing Authorities with respect to such activities, to prosecute or defend any administrative or judicial proceeding and to otherwise enable Capital to satisfy its accounting and tax requirements. AS Spinco shall provide office space to the IRS and other tax auditors when they are conducting on-site audits and to employees and representatives of Capital, to the extent requested by Capital, as long as a SunGard Consolidated Return, a SunGard-AS Spinco Combined Return, a SunGard Separate Return that includes AS Spinco Assets, or an AS Spinco Separate Return that is an Income Tax Return as the case may be, is open to assessment of additional Taxes or an assessment with respect to such a Tax Return is being contested.

(b) AS Spinco Tax Package. The AS Spinco Group shall provide to Capital in a format determined by Capital all information reasonably requested by Capital as necessary to prepare any SunGard Consolidated Return, any SunGard-AS Spinco Combined Return, any SunGard Separate Return and any AS Spinco Separate Return that includes AS Spinco Assets (each, a “Tax Package”). The Tax Package shall be prepared on a basis consistent with current practices of the SunGard Consolidated Group, the relevant SunGard-AS Spinco Combined Return, the relevant SunGard Separate Return and the relevant AS Spinco Separate Return to which the Tax Package relates. AS Spinco shall furnish to Capital the Tax Package for the relevant SunGard Consolidated Return, SunGard-AS Spinco Combined Return, SunGard Separate Return or AS Spinco Separate Return in respect of a taxable year no later than 90 days after the close of the relevant taxable year or, in the case of a short taxable year, no more than 60 days after Capital requests AS Spinco to complete such Tax Package. AS Spinco shall also furnish Capital work papers and other such information and documentation as is reasonably requested by Capital for Tax preparation purposes with respect to any member of the AS Spinco Group or any AS Spinco Subsidiary.

Section 6.02. Capital Tax Information. Capital shall deliver, or cause to be delivered, to AS Spinco, as soon as practicable after AS Spinco’s request, such information and data in respect of AS Spinco Separate Returns that are Non-Income Tax Returns for Pre-Distribution Periods or information concerning any Tax Benefit Attributes that were allocated to a member of the AS Spinco Group if such information is reasonably necessary for AS Spinco to complete and timely file any Tax Returns that AS Spinco may be required to file with respect to the activities of any member of the AS Spinco Group, to respond to audits by any Taxing Authorities with respect to such activities, to prosecute or defend claims for Taxes in any administrative or judicial proceeding and to otherwise enable AS Spinco to satisfy its accounting and tax requirements. In addition, Capital shall make available to AS Spinco Capital’s knowledgeable employees for such purpose.

Section 6.03. Record Retention. Each of AS Spinco, on the one hand, and Capital and SDS, on the other, (and their respective Subsidiaries) shall retain all books, records, documentation or other information relied on or otherwise used in the preparation of any SunGard Consolidated Return, SunGard-AS Spinco Combined Return or SunGard Separate Return reflecting AS Spinco Assets for taxable periods beginning before the Distribution Date and any AS Spinco Separate Return until the later of the six-year anniversary of the filing of the relevant Tax Return or the expiration of the relevant statute of limitations (including, in each case, any extension thereof). Upon the expiration of the relevant period, the foregoing information may be destroyed or disposed of; provided, however, that (i) the Party retaining the documentation or other information provides sixty (60) days prior written notice to the other party describing, in reasonable detail, the documentation to be destroyed or disposed of and (ii) such other Party agrees in writing to such destruction or disposal. If a Party objects to the proposed destruction or disposal, then the other Party shall promptly deliver such materials to the objecting party or continue to retain such materials, in either case at the expense of the objecting party.

Section 6.04. Cooperation. The Parties shall reasonably cooperate with one another in a timely manner with respect to any matter arising hereunder, including the preparation and execution of memoranda and representations, the execution of any document that may be necessary or reasonably helpful in connection with any audit or contest, the filing or amending of a Tax Return or obtaining any Tax Opinion or private letter ruling. The Parties shall perform all actions required or permitted under this Agreement in good faith.

ARTICLE 7

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 7.01. Representations, Warranties and Covenants.

(a) Capital and SDS. Each of Capital and SDS hereby represents and warrants and, as to clauses (iii) and (iv), covenants to AS Spinco and Availability LLC that

(i) as of the date hereof, no member of the Capital Group knows of any fact that is inconsistent with the Tax Representations or the conclusions of the Tax Opinions as to the application of the Intended Tax Treatment;

(ii) no member of the Capital Group has any plan or intention to take any action or fail to take any action if such action or failure to act would be inconsistent with the Tax Representations;

(iii) unless otherwise required under applicable Tax law, each member of the Capital Group will treat, on any relevant Tax Return, the Contribution, the Debt Exchange, the Debt Repayment and each of the Distributions in accordance with the Intended Tax Treatment;

(iv) no member of the Capital Group will enter into a Restricted Transaction; and

(v) it has reviewed the Tax Opinions, the Representation Letters and any other materials delivered in connection with the rendering of the Tax Opinions and to the best of their knowledge, the facts and statements set forth therein to the extent descriptive of or relating to the Capital Group, are complete and correct.

(b) AS Spinco and Availability LLC. Each of AS Spinco and Availability LLC hereby represents and warrants and, as to clauses (iii) and (iv), covenants to Capital and SDS that

(i) as of the date hereof, neither AS Spinco nor any AS Spinco Subsidiary knows of any fact that is inconsistent with the Tax Representations or the conclusions of the Tax Opinions as to the application of Intended Tax Treatment;

(ii) no member of the AS Spinco Group has any plan or intention to take any action or fail to take any action if such action or failure to act would be inconsistent with the Tax Representations;

(iii) unless otherwise required under applicable Tax law, each member of the AS Spinco Group will treat, on any relevant Tax Return, the Contribution, the Debt Exchange, the Debt Repayment and each of the Distributions in accordance with the Intended Tax Treatment;

(iv) no member of the AS Spinco Group will enter into a Restricted Transaction; and

(v) it has reviewed the Tax Opinions, the Representation Letters and any other materials delivered in connection with the rendering of the Tax Opinions and to the best of their knowledge, the facts and statements set forth therein to the extent descriptive of or relating to the AS Spinco Group, are complete and correct.

Section 7.02. Exceptions to Covenants.

(a) General. Notwithstanding Section 7.01(a)(iv) and Section 7.01(b)(iv), a Party or a member of its Group may enter into a Restricted Transaction if

(i) prior to entering into each such Restricted Transaction, the Party entering into such Restricted Transaction receives either a ruling from the IRS or a Favorable Tax Opinion, in form and substance reasonably satisfactory to the other Party, to the effect that the Restricted Transaction should not cause the Distribution, the Debt Exchange, the Debt Repayment or the Contribution to fail to qualify for the Intended Tax Treatment in whole or in part; and

(ii) if such Restricted Transaction is taken (or proposed to be taken) by or on behalf of AS Spinco or another member of the AS Spinco Group within one year from the Distribution Date, Capital consents in writing to such Restricted Transaction (which consent may be withheld by Capital at its sole discretion).

Each Party shall cooperate with the other Party in connection with obtaining such IRS ruling or Favorable Tax Opinion. The Party proposing to enter in a Restricted Transaction shall reimburse each member of the Group of the other Party for all reasonable out-of-pocket costs and expenses incurred by the such Group in connection with requesting or obtaining an IRS ruling or a Favorable Tax Opinion pursuant to this Section 7.02(a) within 10 Business Days of receiving an invoice from such other Party therefor.

(b) No Exception to Liability. For the avoidance of doubt, notwithstanding Section 7.02(a), entering into a Restricted Transaction shall be treated as a Tainting Act for all purposes of this Agreement, and each Party shall be liable for any Restructuring Tax or Distribution Tax resulting from any Restricted Transaction in which such Party participates.

(c) Party for Purposes of Representations and Warranties. For purposes of this Section 7.02, SDS and Capital shall be treated as a single Party and AS Spinco and Availability LLC shall be treated as a single Party.

Section 7.03. Certain IRS Contacts by AS Spinco Group. No member of the AS Spinco Group shall seek any guidance from the IRS or any other Taxing Authority (whether written or oral) at any time concerning the consequences of the Contribution, the Debt Exchange, Debt Repayment or the Distributions to Capital or the SunGard Consolidated Group, including the effect of any other transactions, without prior written consent of Capital, which consent shall not be unreasonably withheld or delayed.

ARTICLE 8

GENERAL PROVISIONS

Section 8.01. No Duplication of Payment. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require a Party hereto to make any payment attributable to any indemnification for Taxes or payment of Taxes hereunder, or to any Tax Benefit Attribute, for which payment has previously been made by such Party hereunder.

Section 8.02. Interest. Except as set forth as specifically provided herein, any payments required pursuant to this Agreement which are not made within the time period specified in this Agreement shall bear interest for the period the amount remains unpaid at a rate equal to two hundred basis points above the average interest rate on the senior bank debt of (i) SDS, in the case of a payment due to AS Spinco, or (ii) AS Spinco, in the case of a payment due to SDS or Capital.

Section 8.03. Termination. This Agreement shall remain in force and be binding so long as the applicable period for assessments or collections of Tax (including extensions) remains unexpired for any Taxes contemplated by, or indemnified against in, this Agreement.

Section 8.04. Effectiveness. The effectiveness of this Agreement and the obligations and rights created hereunder are subject to and conditioned upon the completion of the External Split-Off pursuant to the terms of the Separation Agreement.

Section 8.05. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), (c) upon confirmation of receipt after transmittal by email (to such email address specified below or another email address or addresses as such Person may subsequently specify by proper notice under this Agreement) or (d) on the next business day when sent by internationally recognized overnight courier (providing proof of delivery) in each case to the respective Party at the following coordinates (or at such other coordinates for a Party as shall be specified in a notice given in accordance with this Section 8.05):

If to a member of the Capital Group, to:

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, PA 19087

Attn: General Counsel

Attn: Vice President-Tax

If to a member of the AS Spinco Group, to:

Sungard Availability Services Capital, Inc.

680 East Swedesford Road

Wayne, PA 19087

Attn: General Counsel

Attn: Director of Taxes

Section 8.06. Complete Agreement; Construction. This Agreement is intended to provide rights, obligations and covenants in respect of Taxes and shall supersede all prior agreements and undertakings, both written and oral, between members of the Capital Group, on the one hand, and members of the AS Spinco Group, on the other, with respect to the subject matter hereof and thereof.

Section 8.07. Counterparts. This Agreement may be executed in one or more counterparts, and by Capital, SDS, AS Spinco and Availability LLC in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.08. Waiver. Capital or SDS and AS Spinco or Availability LLC, as the case may be, may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered by the other party or parties pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party or parties contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

Section 8.09. Amendments. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Capital, SDS, AS Spinco and Availability LLC or (b) by a waiver in accordance with Section 8.08.

Section 8.10. Successors and Assigns. The provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by Capital, SDS, AS Spinco and Availability LLC and their respective successors and permitted assigns. This Agreement cannot be assigned by Capital, SDS, AS Spinco or Availability LLC without the consent of the other party.

Section 8.11. Subsidiaries. Capital, SDS, AS Spinco and Availability LLC shall each cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such party (including predecessors and successors) or by any entity that becomes a Subsidiary of such party on or after the Distribution Date.

Section 8.12. Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of Capital, SDS, AS Spinco and Availability LLC and their respective Subsidiaries, and nothing herein, express or implied, is intended to or shall confer upon any third parties any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.13. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14. Specific Performance. Capital, SDS, AS Spinco and Availability LLC agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 8.15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

Section 8.16. Arbitration. Any conflict or disagreement arising out of the interpretation, implementation, or compliance with the provisions of this Agreement shall be finally settled pursuant to the provisions of Article VII (Dispute Resolution) of the Separation Agreement, which provisions are incorporated herein by reference.

Section 8.17. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, Capital, SDS, AS Spinco and Availability LLC shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

Section 8.18. Costs and Expenses. Unless specifically provided herein, each Party agrees to pay its own costs and expenses resulting from the fulfillment of its respective obligations hereunder.

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IN WITNESS WHEREOF, Capital, SDS, AS Spinco and Availability LLC have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUNGARD CAPITAL CORP.,

By:	*
	Name:	Charles J. Neral
	Title:	Senior Vice President, Finance and Chief Financial Officer

SUNGARD DATA SYSTEMS INC.,

By:	*
	Name:	Charles J. Neral
	Title:	Senior Vice President, Finance and Chief Financial Officer

*	The signature appearing immediately below shall serve as a signature at each place indicated with an “*” on this page:

/s/ Charles J. Neral
Charles J. Neral

SUNGARD AVAILABILITY SERVICES CAPITAL, INC.,

By:	*
	Name:	Robert C. Singer
	Title:	Executive Vice President and Chief Financial Officer

SUNGARD AVAILABILITY SERVICES HOLDINGS, LLC,

By:	*
	Name:	Robert C. Singer
	Title:	Executive Vice President and Chief Financial Officer

*	The signature appearing immediately below shall serve as a signature at each place indicated with an “*” on this page:

/s/ Robert C. Singer
Robert C. Singer